VIA EDGAR

July 7, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Stacie Gorman

Ms. Pam Long

Re:	Therapeutics Acquisition Corp.

Acceleration Request for Registration Statement on Form S-1

File No. 333-239196

Requested Date:	July 7, 2020
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Ms. Gorman and Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Therapeutics Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 7, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Daniel Espinoza at (650) 752-3152. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Espinoza, by email at despinoza@goodwinlaw.com.

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If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,

THERAPEUTICS ACQUISITION CORP.

/s/ Matthew Hammond
Matthew Hammond Chief Financial Officer

cc:	Peter Kolchinsky, Ph.D., Chief Executive Officer, Therapeutics Acquisition Corp.

Jocelyn Arel, Esq., Goodwin Procter LLP

Daniel Espinoza, Esq., Goodwin Procter LLP